EXHIBIT 16

                           [COOPERS & LYBRAND L.L.P. LETTERHEAD]


August 13, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen:

We have read the statements made by Chantal Pharmaceutical Corporation (copy attached), which we understand has been filed with the Commission, pursuant to
Item 4 of Form 8-K, as part of the Company's Form 8-K report for the month of August 1996. We agree with the description of the disagreements set forth in the second and third paragraphs of Item 4 of the Company's form 8-K.

We have the following comments concerning the first paragraph of Item 4:

As regards the separate engagement with respect to the shipments, orders and returns of the Company's distributor, we previously advised the Company that we were unable to complete our engagement because we could not obtain information from the distributor that we considered necessary on a timely basis. Upon our resignation as the Company's auditors, we advised the Company that we would not complete such separate engagement.

With respect to the audit of the June 30, 1995 financial statements of the company's subsidiary, Chantal Skin Care Corporation, we have informed the Company that we will release our report on such financial statements upon the Company meeting certain conditions regarding such items as the determination of the proper SEC reporting form and satisfaction of our billings.

Very truly yours,

/s/ Coopers & Lybrand L.L.P.




Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.